United States securities and exchange commission logo





                               December 18, 2023

       Wenxi He
       Chief Financial Officer
       Metal Sky Star Acquisition Corporation
       132 West 31st Street, 9th Floor
       New York, NY 10001

                                                        Re: Metal Sky Star
Acquisition Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-41344

       Dear Wenxi He:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed March 30, 2023

       Item 1. Business
       Summary, page 1

   1. We note in your Proxy Statement filed on December 1, 2023, you are proposing to amend the Amended and
Restated Memorandum and Articles of Association of the
                                                        Company to allow the
Company to undertake an initial business combination with an entity or business,
with a physical presence, operation, or other significant ties to China or which may subject the
post-business combination business or entity to the laws,
                                                        regulations and
policies of China (including Hong Kong and Macao), or an entity or business that conducts
operations in China through variable interest entities, or VIEs.
                                                        Please ensure that
future filings disclose this change to your acquisition strategy. For example, we note on
page 2 you state that    we shall not consider or undertake a business
                                                        combination with an
entity or business with its principal or a majority of its business operations (either
directly or through any subsidiaries) in the People   s Republic of China
                                                        (including Hong Kong
and Macau).
 Wenxi He
FirstName LastNameWenxi     He
Metal Sky Star Acquisition Corporation
Comapany18,
December  NameMetal
              2023     Sky Star Acquisition Corporation
December
Page 2    18, 2023 Page 2
FirstName LastName
2. Please disclose that the location of the sponsor and that a majority of your executive officers and/or directors have significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.
3. Please provide prominent disclosure about the legal and operational risks associated with a majority of your directors and officers based in or having significant ties to China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of your securities. Your disclosure should
         address how recent statements and regulatory actions by China   s
government, such as
         those related to the use of variable interest entities and data security or antimonopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose the
         location of your auditor   s headquarters and whether and how the
Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
4. Please provide disclosure highlighting the risks that the majority of your directors and officers being based in or having significant ties to China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the Risk Factors. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of your securities.
5. Disclose each permission or approval that you or your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your
         investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
6. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including
 Wenxi He
Metal Sky Star Acquisition Corporation
December 18, 2023
Page 3
         shareholder redemption rights.
7. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to your sponsor and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in
         China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.
Item 1A. Risk Factors, page 9

8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your directors    and officers    search for a target company, please
revise to describe any
         material impact that intervention, influence, or control by the Chinese government has or may have on your business, on your search for a target, or on the value of your securities.
         Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term
            control    (including the terms    controlling,       controlled
by,    and    under common control
         with   ) means    the possession, direct or indirect, of the power to
direct or cause the
         direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
FirstName LastNameWenxi He
       China (CAC) over data security, please revise your disclosure to explain how this
Comapany    NameMetal
       oversight  impactsSky  Star
                           your    Acquisition
                                officers        Corporation
                                         and directors and to what extent you
believe that you are
       compliant
December           with
            18, 2023    the3regulations or policies that have been issued by
the CAC to date.
                      Page
FirstName LastName
 Wenxi He
FirstName LastNameWenxi     He
Metal Sky Star Acquisition Corporation
Comapany18,
December  NameMetal
              2023     Sky Star Acquisition Corporation
December
Page 4    18, 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction